Exhibit 99.1

Ayr Wellness Adds to Florida Footprint with Opening of New
Dispensary in Port Richey

MIAMI, September 27, 2021– Ayr Wellness Inc. (CSE: AYR.A, OTC: AYRWF) (“Ayr” or the “Company”), a leading vertically integrated cannabis multi-state operator (“MSO”), today announced the opening of Liberty Health Sciences (LHS) Port Richey, the Company’s 42nd operating dispensary in Florida.

The dispensary is located at 9314 US Highway 19, Port Richey, Florida, 34668 within Pasco County, which is home to a population of 560,000 people, according to the 2020 U.S. Census. The store brings LHS to the Gulf Coast city, which attracts visitors from throughout Florida and the U.S. for its lush landscapes and well-known 8,300-acre wilderness park.

The new location features LHS’s expanded selection of flower strains, in addition to the Company’s recently launched Origyn concentrates, Big Pete’s Cookies and Secret Orchard vape cartridges.

Jonathan Sandelman, CEO of Ayr, said, “We appreciate the wonderful reception that we’ve received from the people of Port Richey and look forward to introducing them to our high-quality offerings. We now have 42 stores open in the state, thanks to the hard work from our Florida team which continues to find excellent locations to plant our flag.”

The Florida medical marijuana market continues to show robust growth, with the Florida Office of Medical Marijuana Use reporting over 615,000 registered patients as of September 24, 2021, up ~46% year-over-year.

Forward-Looking Statements

Certain information contained in this news release may be forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are often, but not always, identified by the use of words such as “target”, “expect”, “anticipate”, “believe”, “foresee”, “could”, “would”, “estimate”, “goal”, “outlook”, “intend”, “plan”, “seek”, “will”, “may”, “tracking”, “pacing” and “should” and similar expressions or words suggesting future outcomes. This news release includes forward-looking information and statements pertaining to, among other things, Ayr’s future growth plans. Numerous risks and uncertainties could cause the actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements, including, but not limited to: anticipated strategic, operational and competitive benefits may not be realized; events or series of events, including in connection with COVID-19, may cause business interruptions; required regulatory approvals may not be obtained; acquisitions may not be able to be completed on satisfactory terms or at all; new store openings may not be successful; and Ayr may not be able to raise additional debt or equity capital. Among other things, Ayr has assumed that its businesses will operate as anticipated, that it will be able to complete acquisitions on reasonable terms, and that all required regulatory approvals will be obtained on satisfactory terms and within expected time frames.

Estimates and assumptions involve known and unknown risks and uncertainties that may cause actual results to differ materially. While Ayr believes there is a reasonable basis for these assumptions, such estimates may not be met. These estimates represent forward-looking information. Actual results may vary and differ materially from the estimates.

About Ayr Wellness

Ayr is an expanding vertically integrated, U.S. multi-state cannabis operator, focused on delivering the highest quality cannabis products and customer experience throughout its footprint. Based on the belief that everything starts with the quality of the plant, the Company is focused on superior cultivation to grow superior branded cannabis products. Ayr strives to enrich consumers’ experience every day through the wellness and wonder of cannabis.

Ayr’s leadership team brings proven expertise in growing successful businesses through disciplined operational and financial management, and is committed to driving positive impact for customers, employees and the communities they touch. For more information, please visit www.ayrwellness.com.

Company Contact:

Megan Kulick

Head of Investor Relations

T: (646) 977-7914

Email: IR@ayrwellness.com

Media Contact:

Robert Vanisko

VP, Corporate Communications

Email: robert.vanisko@ayrwellness.com

Investor Relations Contact:

Brian Pinkston

MATTIO Communications

T: (703) 926-9159

Email: ir@mattio.com

Email: IR@ayrwellness.com